

September 23, 2008

Via U.S. Mail

Luis Mariá Morales
Velázquez 9, planta 1
28006, Madrid
Spain

>   **Re: YPF S.A.**
>   **Schedule TO-T filed on Sept. 11, 2008 by Petersen Energía Inversora**
>   **S.A.,** *et al.*
>   **SEC File No. 5-50107**

Dear Mr. Morales:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filings listed above. Our comments follow. All defined terms
used in this letter have the same meaning as in your tender offer materials, unless
otherwise indicated.

Please understand that the purpose of our review process is to assist you in your
compliance with applicable disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to contact me at the phone number listed at the end of this letter with any
questions about these comments or your filings generally.

Schedule TO-T

1. Purchaser, a named bidder on the Schedule TO-T, is described as a "direct
    wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH," a
    company organized under the laws of the Republic of Austria. The disclosure in
    Section 9 of the Offer to Purchase indicates that Purchaser was formed solely to
    make the Offers and to acquire shares of YPF in connection with the Offers.
    Given these facts, explain why Holding is not included as a bidder on the
    Schedule TO-T. Note that if you add Holding as a bidder, you may need to revise
    the disclosure in the Offer to Purchase to provide all of the required disclosure as
    to that entity individually.

2. We note that bidders and their affiliates own a 14.9% stake in YPF and have an option to purchase an additional 10% more obtained from existing controlling shareholder Repsol S.A. Given this pre-existing affiliation between bidders and target, explain in your response letter why Rule 13e-3 does not apply to this offer. We may have further comments after reviewing your response.

Exhibit (a)(1)(A) – U.S. Offer to Purchase dated September 11, 2008

Forward Looking Statements, page 5

3. Section 21E(b)(2)(C) of the Exchange Act provides that the safe harbor provisions in for forward looking statements in Section 21E(c) do not apply statements made in connection with a tender offer. Please revise this section of the Offer to Purchase accordingly.

Summary Term Sheet – Can the U.S. offer be extended and under what circumstances?, page iv

4. You note that the U.S. offer can be extended "in [your] sole discretion." However, we understand from the disclosure in the Offer to Purchase and our prior contacts with your counsel that it is your intention that the U.S. and Argentine Offers will end on the same day unless U.S. law requires an extension of the U.S. Offer period. Please confirm in your response letter.

How will payment be made for the Securities I tender?, page ii

5. Revise to disclose the most important information about the payment process, particularly that which is unique to this Offer. The potential delay in payment for tendered shares should be highlighted for tendering holders. Your expanded disclosure should note that payment may be delayed into January, because of the regulatory approval process to which this Offer is subject. We believe the excessive use of defined terms like "Expiration Date" and "Required Regulatory Approval" may be obfuscating the most important features of the Offer here.

Purpose of the Offers; Plans for YPF, page 26

6. Please expand this section to more specifically describe the bidders' plans for YPF after the offer. For example, describe the matters discussed in the Schedule 13D filed by Petersen S.A. on February 28, 2008 and amended on May 6, 2008. In addition, indicate whether the bidders intend to increase or reduce their stake in YPF. If they have no such present intentions, describe the factors upon which such decision would be based. Avoid overly general statements that do not provide meaningful information.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Andres de la Cruz, Esq. (via facsimile at 011 49 69 97103-199)